August 8, 2019

Via E-mail
Joseph C. Papa
Chief Executive Officer and
       Chairman of the Board
Bausch Health Companies Inc.
2150 St. Elz ar Blvd. West
Laval, Qu bec H7L 4A8, Canada

       Re:    Bausch Health Companies Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2018 Filed February 20, 2019
              File No. 1-14956

Dear Mr. Papa:

       We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant
Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

General

   1. In its letter dated August 10, 2016, Valeant Pharmaceuticals International, Inc.
      stated that it had sold products into Sudan and Syria. As you know, Sudan and
      Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. You
      do not include disclosure about Sudan and Syria in the Form 10-K. Please describe to us the nature and extent of your past, current and anticipated contacts
 Joseph C. Papa
Bausch Health Companies Inc.
August 8, 2019
Page 2

      with Sudan and Syria since the August 2016 letter, including contacts with their governments, whether through subsidiaries, distributors, or other direct or indirect arrangements. Please also discuss the materiality of the contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with
      U.S.- designated state sponsors of terrorism.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202)
551-3470 if you have any questions about the comment or our review.

                                                       Sincerely,

                                                       /s/ Cecilia Blye

                                                       Cecilia Blye, Chief
                                                       Office of Global
Security Risk

cc:   Suzanne Hayes
      Assistant Director
      Division of Corporation Finance